UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D. C. 20549

                            --------------------

                                SCHEDULE 13-D

                  Under the Securities Exchange Act of 1934

                       GLOBAL ECO-LOGICAL SERVICES, INC.
                              (Name of Issuer)

                   Common Stock, Par Value $0.001 Per Share
                       (Title of Class of Securities)

                                  37934R 10 3
                                (CUSIP Number)

                                William Tuorto
                            3 Broad Street, Suite 300
                        Charleston, South Carolina 29401
                               (843) 534-1330
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                              December 22, 2000
                        (Date of event Which Requires
                          Filing of this Statement)

  If the filing person has previously filed a statement on Schedule 13-G to report the acquisition which is the subject of this Schedule 13-D, and is filing this Schedule because of Rule 13d-1 (b) or (4), check the following box. [ ]

                            CUSIP NO. 37934R 10 3

   (1)  Name of Reporting                     William Tuorto
        Persons. S.S. or
        I.R.S.Identification
        No. of Above Person

   (2)  Check the Appropriate
        Box if a Member of a                 (a) X
        Group                                (b)

   (3)  SEC Use Only

   (4)  Source of Funds                      OO

   (5)  Check if Disclosure
        of Legal Proceedings
        is Required Pursuant
        to Items 2(d) or 3(e)

   (6)  Citizen or Place of                  United States
        Organization

                                  (7)  Sole Voting
                                       Power         3,117,000 shares

  Number of Shares                (8)  Shared Voting
  Beneficially                         Power           200,000 shares
  Owned by Each
  Reporting                       (9)  Sole
  Person With*                         Dispositive
                                       Power         3,117,000 shares

                                 (10)  Shared
                                       Dispositive
                                       Power

  (11)  Aggregate Amount
        Beneficially Owned by
        Each Reporting Person                        3,317,000 shares

  (12)  Check if the Aggregate
        Amount in Row (11)
        Excludes Certain Shares

  (13)  Percent of Class                             23.3%
        Represented by Amount
        in Row (11)

  (14)  Type of Reporting                            IN
        Persons

                           CUSIP NO. 37934R 10 3

   (1)  Name of Reporting                     Richard D. Tuorto, Sr.
        Persons. S.S. or
        I.R.S.Identification
        No. of Above Person

   (2)  Check the Appropriate
        Box if a Member of a                 (a) X
        Group                                (b)

   (3)  SEC Use Only

   (4)  Source of Funds                      OO

   (5)  Check if Disclosure
        of Legal Proceedings
        is Required Pursuant
        to Items 2(d) or 3(e)

   (6)  Citizen or Place of                  United States
        Organization

                                  (7)  Sole Voting
                                       Power         150,000 shares

  Number of Shares                (8)  Shared Voting
  Beneficially                         Power         3,167,000 shares
  Owned by Each
  Reporting                       (9)  Sole
  Person With*                         Dispositive
                                       Power         150,000 shares

                                 (10)  Shared
                                       Dispositive
                                       Power

  (11)  Aggregate Amount
        Beneficially Owned by
        Each Reporting Person                        3,317,000 shares

  (12)  Check if the Aggregate
        Amount in Row (11)
        Excludes Certain Shares

  (13)  Percent of Class                             23.3%
        Represented by Amount
        in Row (11)

  (14)  Type of Reporting                            IN
        Persons

                           CUSIP NO. 37934R 10 3

   (1)  Name of Reporting                     Richard D. Tuorto, Jr.
        Persons. S.S. or
        I.R.S.Identification
        No. of Above Person

   (2)  Check the Appropriate
        Box if a Member of a                 (a) X
        Group                                (b)

   (3)  SEC Use Only

   (4)  Source of Funds                      OO

   (5)  Check if Disclosure
        of Legal Proceedings
        is Required Pursuant
        to Items 2(d) or 3(e)

   (6)  Citizen or Place of                  United States
        Organization

                                  (7)  Sole Voting
                                       Power         25,000 shares

  Number of Shares                (8)  Shared Voting
  Beneficially                         Power         3,292,000 shares
  Owned by Each
  Reporting                       (9)  Sole
  Person With*                         Dispositive
                                       Power         25,000 shares

                                 (10)  Shared
                                       Dispositive
                                       Power

  (11)  Aggregate Amount
        Beneficially Owned by
        Each Reporting Person                        3,317,000 shares

  (12)  Check if the Aggregate
        Amount in Row (11)
        Excludes Certain Shares

  (13)  Percent of Class                             23.3%
        Represented by Amount
        in Row (11)

  (14)  Type of Reporting                            IN
        Persons

Item 1. Security and Issuer

        This statement on Schedule 13-D (the "Statement") relates to shares of the common stock, $0.001 par value per share (the "Shares"), of Global Eco-Logical Services, Inc., a Florida corporation (the "Company"), whose principal executive offices are located at 3 Broad Street, Suite 300 Charleston, South Carolina 29401.

Item 2. Identity and Background

        (a) This Statement is filed by William L. Tuorto ("WLTuorto"), Richard D. Tuorto, Sr. ("RDTuortoSR"), and Richard D. Tuorto, Jr.
("RDTuortoJr"). WLTuorto, RDTuortoSR, and RDTuortoJr each reside in the State of South Carolina, and are hereafter sometimes referred to collectively as "Reporting Person".

        (b) and (c)

        The principal business address of WLTuorto, RDTuortoSr, and RDTuortoJR is 3 Broad Street, Suite 300, Charleston, South Carolina 29401. The principal business of WLTuorto, RDTuortoSr, and RDTuortoJR are to serve as officers and directors of the Company.

        (d) The Reporting Person, during the last five years, has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

        (e) The Reporting Person, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f) WLTuorto, RDTuortoSR and RDTuortoJR are citizens of the State of South Carolina, United States.

Item 3. Source and Amount of Funds or Other Consideration

       WLTuorto acquired 3,800,000 shares of the Company's Common Stock on February 16, 1999, when the Company issued shares of Common Stock to Tuorto for his services in negotiating, brokering and completing the acquisition of certain operating entities. WLTuorto currently directly owns 3,117,000 shares of Common Stock and beneficially owns an additional 200,000 shares of Common Stock in the following manner: 10,000 shares owned by his mother Angela Tuorto, 25,000 shares owned by his father RDTuortoSR, 125,000 shares owned by a company controlled by his father, 25,000 shares owned by his brother RDTuortoJR, 5,000 shares owned by his brother John Tuorto, 5,000 shares owned by his sister Amanda Tuorto, and 5,000 shares owned by his sister Sherri Lee Sease.

        RDTuortoSR acquired 25,000 shares of the Company's Common Stock in September 2000 as a bonus for his services as President and Chief Executive Officer of the Company. RDTuortoSR directly owns 25,000 shares of Common Stock and beneficially owns an additional 3,292,000 shares of Common Stock in the following manner: 10,000 shares owned by his wife Angela Tuorto, 125,000 shares owned by a company controlled by him, 25,000 shares owned by his son RDTuortoJR, 3,117,000 shares owned by his son WLTuorto, 5,000 shares owned by his son John Tuorto, 5,000 shares owned by his daughter Amanda Tuorto, and 5,000 shares owned by his daughter Sherri Lee Sease.

        RDTuortoJR acquired 25,000 shares of the Company's Common Stock in September 2000 as a bonus for his services as Chief Administrative Officer for the Company. RDTuortoJR directly owns 25,000 shares of Common Stock and beneficially owns an additional 3,292,000 shares of Common Stock in the following manner: 10,000 shares owned by his mother Angela Tuorto, 25,000 shares owned by his father RDTuortoSR, 125,000 shares owned by a company controlled by his father, 3,117,000 shares owned by his brother WLTuorto, 5,000 shares owned by his brother John Tuorto, 5,000 shares owned by his sister Amanda Tuorto, and 5,000 shares owned by his sister Sherri Lee Sease.

Item 4. Purpose of the Transaction

       WLTuorto acquired 3,800,000 shares of the Company's Common Stock for his services in negotiating, brokering and completing the acquisition of certain operating subsidiaries.

       RDTuortoJR acquired 25,000 shares of the Company's Common Stock in September 2000 as a bonus for his services as Chief Administrative Officer for the Company.

       RDTuortoSR acquired 25,000 shares of the Company's Common Stock as a bonus for his services as President and Chief Executive Officer for the Company in September 2000.

Item 5. Interest in the Securities of the Issuer

        (a) and (b)

        WLTuorto is the beneficial owner of 3,317,000 shares of the Company's Common Stock, which totals 23.2% of the outstanding Common Stock. WLTuorto directly owns 3,117,000 shares of Common Stock and beneficially owns an additional 200,000 shares of Common Stock in the following manner:
10,000 shares owned by his mother Angela Tuorto, 125,000 shares owned by a company controlled by his father, 25,000 shares owned by his brother RDTuortoJR, 25,000 shares owned by his father RDTuortoSR, 5,000 shares owned by his brother John Tuorto, 5,000 shares owned by his sister Amanda Tuorto, and 5,000 shares owned by his sister Sherri Lee Sease.

        RDTuortoSR is the beneficial owner of 3,317,000 shares of the Company's Common Stock, which totals 23.2% of the outstanding Common Stock. RDTuortoSR directly owns 25,000 shares of Common Stock and beneficially owns an additional 3,292,000 shares of Common Stock in the following manner: 10,000 shares owned by his wife Angela Tuorto, 125,000 shares owned by a company controlled by him, 25,000 shares owned by his son RDTuortoJR, 3,117,000 shares owned by his son WLTuorto, 5,000 shares owned by his son John Tuorto, 5,000 shares owned by his daughter Amanda Tuorto, and 5,000 shares owned by his daughter Sherri Lee Sease.

        RDTuortoJR is the beneficial owner of 3,317,000 shares of the Company's Common Stock, which totals 23.2% of the outstanding Common Stock. RDTuortoJR directly owns 25,000 shares of Common Stock and beneficially owns an additional 3,292,000 shares of Common Stock in the following manner: 10,000 shares owned by his mother Angela Tuorto, 25,000 shares owned by his father RDTuortoSR, 125,000 shares owned by a company controlled by his father, 3,117,000 shares owned by his brother WLTuorto, 5,000 shares owned by his brother John Tuorto, 5,000 shares owned by his sister Amanda Tuorto, and 5,000 shares owned by his sister Sherri Lee Sease.

          (c) None

          (d) None

          (e) None

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

          WLTuorto, RDTuortoSR, and RDTuortoJR have an oral understanding to, unless agreed otherwise, (a) devote their time and effort to the success of the Company, (b) vote their shares of Common Stock for WLTuorto as director, (c) utilize their positions as directors to vote for each other as officers of the Company. There is no written agreement evidencing their understanding.

Item 7. Materials to be Filed as Exhibits

          None

                                 SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.


                                    /s/ William L. Tuorto
                                    WILLIAM L. TUORTO, Individually


                                    /s/ Richard D. Tuorto, Sr.
                                    RICHARD D. TUORTO, SR., Individually


                                    /s/ Richard D. Tuorto, Jr.
                                    RICHARD D. TUORTO, JR., Individually


Dated: March 21, 2001